

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   April 24, 2018

John Glassgow
Chief Financial Officer
Escondido Innovations, Inc.
1166 East Warner Rd., Suite 101-B
Gilbert, AZ 85296

   Re: **Escondido Innovations, Inc.**
      Form 10-12G
      Filed April 13, 2018
      File No. 000-55868

Dear Mr. Glassgow:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Industry Background, page 5

1. Please expand this section to include a brief explanation regarding the relevance of the information it contains to the company and its business specifically, rather than to the film, television and music businesses generally.

Intellectual Property, page 9

2. Please revise your disclosure to include the methods you expect to use to achieve worldwide distribution, and the timeframe in which you expect the creation and distribution to occur.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure